SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod, Israel 71111
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

          On February 2, 2005, NUR Macroprinters Ltd. (the “Company”) issued a press describing certain events and developments including:

—	the execution of a definitive agreement with Inspire Investment Ltd.;

—	the status of the Company's negotiations with its lender banks;

—	the Company's appeal of its delisting from the Nasdaq SmallCap Market;

—	Dan Purjes entering into a Voting Agreement with the Company; and

—	the Company's expectation of a write-off.

        The text of the press release is attached hereto as Exhibit 1. The Voting Agreement between the Company and Dan Purjes is attached hereto as Exhibit 2.

        The following document is attached hereto and incorporated herein by reference:

Exhibit 1.	Press Release dated February 2, 2005

Exhibit 2.	Voting Agreement dated as of January 23, 2005 between NUR Macroprinters Ltd. and Dan Purjes

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. BY: /S/ David Seligman —————————————— David Seligman Chief Financial Officer

Date February 6, 2004

Exhibit Index

Exhibit 1.	Press Release dated February 2, 2005

Exhibit 2.	Voting Agreement dated as of January 23, 2005 between NUR Macroprinters Ltd. and Dan Purjes